Pelagos Insurance Capital Declares Quarterly Dividend
Announces Quarterly Dividend of $0.15 Per Common Share Payable on September 25, 2026

PEMBROKE, Bermuda, August 3, 2026 — Pelagos Insurance Capital Limited (formerly known as Fidelis Insurance Holdings Limited) (NYSE:PLGO) (“Pelagos Insurance Capital” or the “Company”), an expert capital allocator and risk selector in specialty insurance and reinsurance, announced today that its Board of Directors has approved and declared a dividend of $0.15 per share, payable on September 25, 2026, to common shareholders of record on September 14, 2026.

About Pelagos Insurance Capital
Pelagos Insurance Capital (NYSE: PLGO), formerly Fidelis Insurance Group (NYSE: FIHL), is an expert capital allocator and risk selector in specialty insurance and reinsurance. We bring together strategic capital and specialist underwriting expertise to deliver value through the cycle.
With a differentiated, diversified portfolio and strong balance sheet, we deploy capital into the most compelling areas of the market through our network of best-in-class underwriting partners. Our deep expertise and multiple points of access to the market enable us to adapt as the market evolves, optimize performance, and produce superior outcomes for clients, brokers, and shareholders.
Pelagos Insurance Capital makes the connections that matter in specialty risk.
For additional information about Pelagos Insurance Capital, our people, products and our insurer financial strength ratings please visit our website at www.pelagosinsurancecapital.com.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release constitute “forward-looking statements,” and are made pursuant to the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation, statements regarding the Company’s timing and ability to pay dividends, the Company’s plans to return capital to shareholders, and the Company's business strategy and plans. These statements reflect management’s current beliefs, expectations, assumptions, estimates and projections. While management believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are neither promises nor guarantees and are subject to known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Important risk factors regarding the Company can be found under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which are incorporated herein by reference, as such factors may be updated from time to time in the Company's subsequent current reports and other filings with the SEC available electronically at www.sec.gov. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to rely on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise.

Pelagos Insurance Capital Investor Contact:
Pelagos Insurance Capital
Miranda Hunter
+1 (441) 279 2561
Pelagos Insurance Capital Media Contact:
Rein4ce
Sarah Hills
+44 (0)7718 882011